

Mail Stop 3561

June 2, 2017

<u>Via E-mail</u>
Shannon Masjedi
President and Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California 90015

> **Re: Pacific Ventures Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2017**
> **File No. 333-218097**

Dear Ms. Masjedi:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments until your financial statements and related information have been updated. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: William Mark Levinson, Esq.
       Fox Rothschild, LLP